भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | Fax: 91-22-2285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date : 17-07-2008
Ref. No.: CO/S&B/SKT/2008/ 2084

FILE NO. 82.4524

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

SUPPL

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
CENTRAL BOARD MEETING ON 26.07.2008
NOTICE TO STOCK EXCHANGES : PRESS RELEASE

We enclose for your information a copy of our letter No.CO/S&B/SKT/2008/2075 dated 17.07.2008 addressed to Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

General Manager
Encl: as above

08004012

SEC
Mail Processing
Section

JUL 24 2008

Washington, DC
101

PROCESSED
JUL 31 2008
THOMSON REUTERS

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | Fax: 91-22-2285 5348

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date :
17-07-2008
Ref. No.:
CO/S&B/SKT/2008/2075

FILE NO. 82.4524

Dear Sir,

LISTING AGREEMENT
UNAUDITED WORKING RESULTS FOR QUARTER ENDED ON 30th JUNE, 2008
CENTRAL BOARD MEETING ON 26.07.2008
NOTICE TO STOCK EXCHANGES : PRESS RELEASE

In terms of Clause 41 of the Listing Agreement, we advise that a meeting of the Bank's Central Board will be held on the Saturday, 26th July 2008, to take on record the unaudited working results of the Bank for the quarter ended 30th June 2008. In terms of Clause 31(c) of the Listing Agreement, we also enclose for your information, three copies of press release being issued in connection with convening of the meeting on Saturday, 26th July 2008.

Yours faithfully,

General Manager
Encl. as above

SEC
Mail Processing
Section

JUL 24 2008

Washington, DC
101

PRESS RELEASE

STATE BANK OF INDIA
CENTRAL OFFICE, MUMBAI 400 021.

A meeting of the Central Board of the Bank will be held on the 26th July 2008 at Mumbai to approve the working results of the Bank for the quarter ended 30th June 2008.

Mumbai
Date:

O. P. BHATT
CHAIRMAN

END